UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 15, 2016

MITEL NETWORKS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Canada	001-34699	98-0621254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(Address of Principal Executive Offices) (Zip Code)

(613) 592-2122

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

As previously disclosed by Mitel Networks Corporation (“Mitel”), Mitel and Polycom, Inc. (“Polycom”) have entered into a definitive merger agreement in which Mitel will acquire all of the outstanding shares of Polycom common stock (the “Pending Acquisition”). Mitel is filing under this Item 8.01 a copy of a slide deck presentation made available to the public by posting on its website and attached hereto as Exhibit 99.1 (the “Presentation”). The contents of the Presentation include information about the Pending Acquisition. The Presentation is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1	Slide Deck Presentation, dated April 15, 2016

Forward Looking Statements

Some of the statements in this Current Report on Form 8-K are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Additional Information

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the SEC a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND POLYCOM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2016

MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
Name:	Greg Hiscock
Title:	General Counsel & Corporate Secretary